SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  21 June 2010

Amendments to Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) was informed by Barclays Plc of amendments to previously disclosed qualified holdings in PT.

PT was informed that Barclays Capital Securities Ltd (a subsidiary of Barclays Plc) acquired:

(i)                                   On 16 December 2009, three financial instruments by way of forward contracts each with an expiration date of 16 December 2010, representing 356,929 shares, 206,371 shares and 3,315,892 shares in PT, which in total amounts to 3,879,192 shares or 0.43% of the company’s share capital and voting rights; and

(ii)                                On 12 January 2010, a financial instrument by way of a forward contract with an expiration date of 5 April 2010, representing 5,900,000 shares in PT or 0.66% of the company’s share capital and voting rights.

Additionally PT was informed by Barclays Plc that due to a data-feed issue these contracts were not included in previous qualified holding notifications made to PT.

The table below provides a summary of both the previously disclosed and the amended positions of Barclays Plc, following the acquisition of referred financial instruments concerning PT shares.

	Previously disclosed positions			Amended positions
Notification date	Shares	Financial Instruments	Total	Shares	Financial Instruments	Total
15.Jan.2010	n.a.	n.a.	below 2%	1.33%	1.09%	2.42%
9. Apr.2010	2.51%	0%	2.51%	2.51%	0.43%	2.94%
30.Apr.2010	5.12%	0%	5.12%	5.12%	0.43%	5.55%
13.May.2010	3.90%	0%	3.90%	3.90%	0.43%	4.33%
24.May.2010	0.92%	1.13%	2.05%	0.92%	1.56%	2.48%
4.Jun.2010	n.a.	n.a.	below 2%	0.83%	1.56%	2.39%
9.Jun.2010	0.88%	1.13%	2.01%	0.88%	1.56%	2.44%
10.Jun.2010	n.a.	n.a.	below 2%	0.86%	1.56%	2.42%
11.Jun.2010	0.87%	1.13%	2.00%	0.87%	1.56%	2.43%

Current holding

It was further informed that as of 14 June 2010 Barclays Plc held a qualified holding of 22,272,374 PT shares or 2.48% of the voting rights corresponding to the share capital of PT, as follows:

(i)                                    Barclays Plc owned, jointly with other entities with which it is in a domain or group relationship, 18,358,036 shares representing 2.05% of PT’s share capital and corresponding voting rights;

(ii)                                 Barclays Capital Securities Ltd held three financial instruments by way of a forward contracts with an expiration date of 16 December 2010, representing 356,929 shares, 206,371 shares and 3,315,892 shares in PT corresponding in total to 3,879,192 PT ordinary shares or 0.43% of the voting rights and

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

two call options with expiration dates of 7 and 9 July 2010, corresponding to, respectively, 13,401 PT ordinary shares representing 0.001% of the voting rights and 21,745 PT ordinary shares representing 0.002% of the voting rights.

Moreover, on 14 June 2010, Barclays Capital Securities Ltd unwound a forward contract with an expiration date of 18 August 2010, representing 10,100,000 PT shares or 1.13% of the voting rights corresponding to the share capital of PT and, on the same date, acquired 10,100,000 PT shares or 1.13% of the voting rights corresponding to the share capital of PT.

Additionally, PT was informed that the abovementioned holding is attributed to Barclays Plc through the following entities:

•             Barclays Bank Plc: 494,164 ordinary shares representing 0.05% of the share capital and voting rights in PT;

•             Barclays Bank SA: 104,855 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•             Barclays Capital Inc: 108,820 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•             Barclays Capital Luxembourg SaRL: 250,000 ordinary shares representing 0.03% of the share capital and voting rights in PT;

•             Barclays Capital Securities Ltd: 21,002,025 ordinary shares (corresponding to 17,087,687 ordinary shares and 3,914,338 ordinary shares via financial instruments), representing 2.34% of the share capital and voting rights in PT;

•             Barclays Wealth Managers Portugal — SGFIM S.A.: 312,510 ordinary shares representing 0.04% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received on 16 June 2010, from Barclays Plc, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.